FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X      Form 40-F
                                  -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes            No  T
                                -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release on commenced commercial operation of Unit 3 of Yushe Power Plant by Huaneng Power International Inc. ("registrant"), made on November 1, 2004, in English by the registrant.



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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                       By /s/ Wang Xiaosong
                          -----------------




                       Name:    Wang Xiaosong

                       Title:   Vice Chairman




Date:     November 1, 2004


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                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]



                       HUANENG POWER INTERNATIONAL, INC.
          Unit 3 of Yushe Power Plant Commenced Commercial Operation


(Beijing, China, November 1, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announces that the 300MW coal-fired generating unit (unit 3) of Yushe Power Plant Phase II, 60% equity interest owned by the Company's Shanxi Huaneng Yushe Power Co., Ltd., commenced commercial operation on October 22, 2004. As of todate, the Company's total generation capacity on an equity basis increased from 18,832MW to 19,012MW.

 Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,012MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin i@ Huaneng Power International, Inc. ii Tel:
(8610) 6649 1856 / 1866 ii
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited
Tel:  (852) 2520 2201
Fax: (852) 2520 2241